Exhibit 99.12

BAYSWATER URANIUM CORPORATION
(the “Company”)
Suite 510, 510 Burrard Street
Vancouver, BC, V6C 3A8
Telephone: (604) 687-2153

NOTICE OF 2008 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2008 annual general meeting (the “Meeting”) of members of Bayswater Uranium Corporation (the "Company") will be held in the Board Room, Suite 2080, 777 Hornby Street, Vancouver, BC, on Wednesday, August 20 , 2008, at the hour of 10:00 in the forenoon for the following purposes:

(a)	To receive and consider the report of the directors, the audited financial statements of the Company for the period ended February 29, 2008, and the report of the auditor thereon;

(b)	To appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c)	To elect directors for the ensuing year;

(d)	To review the Company’s stock option plan more particularly described in the accompanying Information Circular, (the “Plan”), including reserving for issuance under the Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company; and

(e)	To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Accompanying this Notice of Meeting are: (1) the Information Circular; (2) a form of proxy, which includes a reply card for use by shareholders who wish to receive the Company's interim and/or annual financial statements.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Unregistered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 16th day of July, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“George Leary”
______________________________________
GEORGE LEARY,
President & CEO